Exhibit 23.2   Consent of Shatswell, MacLeod & Co.

               [Letterhead of Shatswell, MacLeod & Company, P.C.]







                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation in this Registration Statement of New Hampshire Thrift Bancshares, Inc. and Subsidiary on Form S-8, of our report dated January 22, 1997, included in the Annual Report of New Hampshire Thrift Bancshares, Inc. and Subsidiary as of December 31, 1996 and for the year then ended.



                                      /s/ Shatswell, MacLeod & Company, P.C.
                                      SHATSWELL, MacLEOD & COMPANY, P.C.


West Peabody, Massachusetts
July 14, 1997

                                EXPLANATORY NOTE


This Registration Statement includes or is deemed to include two forms of prospectus: one to be sent or given to certain participants (the "Employee Prospectus") in the New Hampshire Thrift Bancshares, Inc. 1996 Stock Option Plan ("Plan") pursuant to Part I of Form S-8 and Rule 428(b)(1) under the Securities Act of 1933, as amended ("Securities Act"), and one to be used in connection with certain reoffers and resales (the "Resale Prospectus") of shares of Common Stock, par value $0.01 per share, of New Hampshire Thrift Bancshares, Inc. (the "Company") by participants in the Plan as contemplated by Instruction C to Form S-8 under the Securities Act. The form of Employee Prospectus has been omitted from this registration statement as permitted by Part I of Form S-8. The form of Resale Prospectus is included herein immediately following this page.

                                   PROSPECTUS

                      NEW HAMPSHIRE THRIFT BANCSHARES, INC.

                         168,950 SHARES OF COMMON STOCK
                                ($0.01 PAR VALUE)

           OFFERED OR TO BE OFFERED BY CERTAIN SELLING SHAREHOLDERS OF
   NEW HAMPSHIRE THRIFT BANCSHARES, INC. FOLLOWING THEIR ACQUISITION UNDER THE
          NEW HAMPSHIRE THRIFT BANCSHARES, INC. 1996 STOCK OPTION PLAN


                  Certain holders of New Hampshire Thrift Bancshares, Inc. Common Stock ("NHTB Common Stock") may offer, from time to time, up to 168,950 shares of NHTB Common Stock which they acquired under the New Hampshire Thrift Bancshares, Inc. 1996 Stock Option Plan ("Plan") pursuant to the exercise of options thereunder. The shares may be sold directly by the holder to purchasers or may be given by the holder to donees, such as members of the holder's family or charitable organizations, and then sold by the donee to the purchasers. Sales may occur through the facilities of the National Association of Securities Dealers Automated Quotation ("Nasdaq") National Market System, on which the shares are quoted, or may occur privately.

                  This Prospectus relates to 168,950 authorized shares of NHTB Common Stock reserved for issuance under the Plan. In addition, this Prospectus covers an indeterminate number of additional shares of NHTB Common Stock that, by reason of certain events specified in the Plan, may be acquired by the selling shareholders under the Plan through options granted thereunder. Such shares are, at the date hereof, either unissued shares or are held as treasury stock by New Hampshire Thrift Bancshares, Inc. (the "Company"). It is suggested that this Prospectus be retained for future reference. THIS PROSPECTUS CONTAINS A DISCUSSION OF MATERIAL RISKS IN CONNECTION WITH THE PURCHASE OF SHARES OF THE COMPANY. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                         -----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE SAVINGS ASSOCIATION INSURANCE FUND OR THE BANK INSURANCE FUND OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR BY ANY OTHER GOVERNMENT AGENCY.

                         -----------------------------


         The date of this prospectus is July 14, 1997.

                              AVAILABLE INFORMATION

                  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Information, as of particular dates, concerning directors and officers, their remuneration, options granted to them, the principal holders of NHTB Common Stock, and any material interest of such persons in transactions with the Company is disclosed in proxy statements distributed to shareholders of the Company and filed with the Commission. Such reports, proxy statements, and other information can be inspected and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; at Public Reference Facilities in the Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661; and at the New York Regional Office in Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. NHTB Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market System. Reports, proxy material and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, 1735 K Street N.W., Washington D.C. 20006-1500.

                  The Company has filed with the Commission in Washington D.C., a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities to which this prospectus relates. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, upon payment of the prescribed fees.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

                  There are incorporated by reference herein the New Hampshire Thrift Bancshares, Inc. Annual Report on 10-KSB for the year ended December 31, 1996, filed by the Company pursuant to Section 13 of the Exchange Act. The description of the class of securities offered under the Plan is described in the Registration Statement on Form S-4, and any amendments thereto, filed by the Company with the Commission. Such description is incorporated by reference herein.

                  All documents filed by the Company pursuant to Sections 13, 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby are incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                  The Company will provide without charge to each person to whom this Prospectus is delivered, upon request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests shall be directed to Mr. Stephen
R. Theroux, Executive Vice President, Chief Financial Officer, New Hampshire Thrift Bancshares, Inc., 9 Main Street, Newport, New Hampshire 03773. Telephone requests may be directed to (603) 863-5772.

                  The principal executive offices of the Company are located at 9 Main Street, Newport, New Hampshire 03773. The telephone number at such offices is (603) 863-5772.


                                  RISK FACTORS

                  The following considerations, in addition to those discussed elsewhere in this Prospectus, should be considered by investors in deciding whether to purchase the Common Stock offered hereby.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

                  The Company's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets -- such as loans, mortgage-backed and mortgage-related securities and investment securities -- and its interest expense on interest-bearing liabilities, such as deposits and other borrowings. The Company's net interest income, the primary component of its net income, is subject to substantial risk due to changes in interest rates, particularly if there is a substantial variation in the timing between the repricing of its assets and the liabilities which fund them. The Company will continue to be affected by general changes in levels of interest rates and other economic factors beyond its control. At December 31, 1996, the Company had net interest-bearing liabilities maturing or repricing within one year which exceeded its net interest-earning assets maturing or repricing in the same time period by $24.1 million, representing a negative cumulative one-year interest sensitivity gap of 9.58% of total assets. As a result of the Company's negative gap position, the yield on interest-earning assets of the Company will adjust to changes in interest rates at a slower rate than the cost of the Company's interest-bearing liabilities. As a consequence, any significant increase in interest rates may have an adverse effect on the Company's results of operations. Conversely, any significant decline in interest rates may have a positive impact on the Company's results of operations as the cost of the Company's interest-bearing liabilities will tend to reprice downward at a faster rate than the Company's earning assets. Increases in the level of interest rates also may adversely affect the value of the Company's debt securities and other earning assets and the resultant ability to realize gains on the sale of such assets. Generally, the value of fixed rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the carrying value of interest-earning assets which could adversely affect the Company's results of operations if sold or, in the case of interest-earning assets classified as available for sale, the Company's equity if retained. Increases in interest rates also can affect the type (fixed-rate or adjustable-rate) and amount of loans originated by the Company and the average life of loans and securities, which can adversely impact the yields earned on the Company's loan and securities portfolio.

RISKS OF THE ACQUISITION

                  On January 22, 1997, the Company's wholly owned subsidiary, Lake Sunapee Bank, fsb, a federal stock savings bank (the "Bank"), completed its acquisition (the "Acquisition") of Landmark Bank ("Landmark"). Following completion of the acquisition, NHTB will have assets of $315 million. Under terms of the merger agreement, shareholders of Landmark could elect to either receive $12.00 in cash per share of Landmark or to exchange their stock in Landmark for stock in the Company pursuant to an exchange ratio of 1.1707, subject to 40% of the outstanding shares of Landmark being converted to cash and 60% being exchanged for NHTB Common Stock. Pursuant to the Acquisition, approximately $2.3 million was paid to Landmark shareholders in cash, and approximately 332,600 shares of NHTB Common Stock were exchanged for shares Landmark stock.

                  Prior to the Acquisition, neither the Company nor the Bank had acquired another savings bank or other financial institution. The future growth of the Bank and the Company will depend, in part, on the success of the Acquisition. The success of the Acquisition will, in turn, depend, on a number of factors, including: the Bank's ability to integrate Landmark's branches into the current operations of the Bank; the Bank's ability to limit the outflow of deposits held by customers in Landmark branches; the Bank's ability to control the incremental non-interest expense from the Acquisition in a manner that enables the Bank to improve its overall operating efficiencies; and the Bank's ability to retain and integrate the appropriate personnel of Landmark into the operations of the Bank. No assurance can be given that the Bank will be able to integrate Landmark successfully; that the Bank will be able to achieve results in the future similar to those achieved by the Bank in the past; or that the Bank will be able to manage effectively its growth resulting from the Acquisition.

MARKET COMPETITION

                  The New England area has many financial institutions. All of these financial institutions are competitors of the Bank to varying degrees and many are significantly larger and have greater financial resources than the Bank. The Bank's competition for loans and deposits comes principally from savings and loan associations, savings banks, commercial banks, mortgage banking companies, insurance companies and credit unions. In addition, the Bank faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such areas as short-term money market funds, corporate and government securities funds, mutual funds and annuities and insurance. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions.

FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION

                  Legislative proposals to restructure the organization and regulation of the financial services industry have been submitted to Congress in recent years. In addition, the Deposit Insurance Funds Act of 1996 (the "1996 Funds Act") requires the Secretary of the Treasury to conduct a study of the relevant factors with respect to the development of a common charter for all insured depository institutions and to the abolition of separate charters for banks and thrifts, and the Secretary of the Treasury is to report his conclusions and findings to the Congress on or before March 31, 1997. Several bills have been introduced in Congress to remove various statutory restrictions on the operations and activities of financial institutions, and two of these bills include proposed amendments to eliminate the federal thrift charter. One bill would require a federal thrift to convert to a bank charter and the other bill would give the federal thrift the option to convert to a national or state chartered bank or to a state savings and loan association. Under these bills existing thrift holding companies, such as the Company, would be grandfathered and continue to be able, in the absence of certain events, to engage in the same activities as were permissible for it before the enactment of the new law. Other proposed statutory changes would permit (a) depository institutions to engage in a wider range of securities and insurance activities and (b) affiliations between depository institutions and insurance, securities and other financial companies. The outcome of these efforts to eliminate the thrift charter and to change the regulation of depository institutions and their holding companies is uncertain. Therefore, the Company is unable to determine the extent to which any such legislation, if enacted, would affect the Company's business.

INCREASED NUMBER OF REGISTERED SHARES

                  Public trading in the Company's Common Stock may be characterized by a small trading volume. The addition of a substantial number of additional shares eligible for public trading may have the effect of creating an excess of the supply of shares for sale over the demand for shares to be purchased, which may lead to a decline of the prevailing prices at which shares of the Common Stock may trade.



                                 USE OF PROCEEDS

                  The shares will be offered by certain employees or former employees of the Company who are present or former participants in the Plan, or their beneficiaries, for their personal accounts, and the proceeds from such sale will be used by them for their personal benefit. The Company will not receive any portion of the payment for the shares.


                         DETERMINATION OF OFFERING PRICE

                  The purchase price of the shares offered hereby will be the market price (plus customary or negotiated brokerage commissions) prevailing at the time of the sale in the case of transactions on the Nasdaq National Market System and negotiated prices related to market prices in private negotiated transactions not on any securities exchange.

                            SELLING SECURITY HOLDERS

                  The persons selling shares of NHTB Common Stock offered hereby will be participants or former participants in the New Hampshire Thrift Bancshares, Inc. 1996 Stock Option Plan. Participants in the Plan include the following persons, who are affiliates of the Company, as that term has been defined by the Commission:


                                                                  NUMBER OF     NUMBER OF     PERCENTAGE
                                                   NUMBER OF        SHARES      SHARES TO    OF CLASS TO
                       POSITION AT COMPANY OR       SHARES        COVERED BY     BE HELD       BE OWNED
      SELLING        AFFILIATES WITHIN THE PAST  BENEFICIALLY        THIS         AFTER         AFTER
    SHAREHOLDER             THREE YEARS           OWNED(1)(2)   PROSPECTUS(2)  OFFERING(3)   OFFERING(4)
=====================================================================================================================
Stephen W. Ensign    President and Chief Executive       51,216              0       51,216      2.5%
                     Officer and Director
---------------------------------------------------------------------------------------------------------------------
John. J. Kiernan     Chairman of the Board               31,295          6,000       25,295      1.2%
---------------------------------------------------------------------------------------------------------------------
Stephen R. Theroux   Director, Executive Vice            24,133              0       24,133      1.2%
                     President and Chief Financial
                     Officer
---------------------------------------------------------------------------------------------------------------------
Ralph B. Fifield, Jr.Director                            12,988          6,000        6,988       *
---------------------------------------------------------------------------------------------------------------------
John A. Kelly, Jr.   Director                            14,040          6,000        8,040       *
---------------------------------------------------------------------------------------------------------------------
Dennis A. Morrow     Director                            19,398          6,000       13,398       *
---------------------------------------------------------------------------------------------------------------------
Priscilla W. Ohler   Director                            14,768          6,000        8,768       *
---------------------------------------------------------------------------------------------------------------------
Perry R. Smith, Jr.  Director                             9,216          6,000        3,216       *
---------------------------------------------------------------------------------------------------------------------
John E. Johannesson  Director                             6,000          6,000            0       *
---------------------------------------------------------------------------------------------------------------------
Kenneth D. Weed      Director                            20,956          6,000       14,956       *
=====================================================================================================================

        (1) Beneficial ownership in this table includes (a) the number of shares of Company Common Stock which such person has the right to acquire by the exercise of stock options, whether or not the stock options are vested as of March 31, 1997, (b) the number of shares held in such person's name in trust or otherwise under all of the Company's employee benefit plans and (c) the number of shares as to which such person shares voting and investment power. The figures reported in this column are as reported by shareholder on a Form 4 or Form 3 filed with the Commission.

        (2) Represents options granted as of December 31, 1996, which is the most recent date as of which such information is available.

        (3) Assumes that all shares presently owned and hereafter acquired under the Plan are sold.

        (4) Percentage with respect to each person has been calculated on the basis of 2,041,274 shares of Company Common Stock outstanding as of March 31, 1997 as reported to the Commission on Form 10QSB. (*) denotes less than 1% of outstanding Common Stock.


                              PLAN OF DISTRIBUTION

                  The shares may be offered for sale on the Nasdaq National Market System where they are quoted. They may be offered from time to time in private transactions. The Company does not expect to bear the expense of such sales.

                                 LEGAL OPINIONS

                  The legal status of the shares of NHTB Common Stock offered hereby will be passed upon for the Company by Thacher Proffitt & Wood, Washington, D.C.


                                     EXPERTS

                  The consolidated financial statements of the Company and its subsidiaries, incorporated by reference in this Prospectus, have been audited by Shatswell MacLoed & Co., independent auditors, for the periods indicated in their report thereon, which is included in the Annual Report on Form 10-KSB for the year ended December 31, 1996. The consolidated financial statements audited by Shatswell MacLeod & Co., have been incorporated herein by reference in reliance on their report given on their authority as independent auditors.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  The Company's authority to indemnify its officers and directors is governed by the provisions of Section 145, as amended, of the Delaware General Corporation Law ("DGCL") and by the Certificate of Incorporation of the Company.

                  Section 145 of the DGCL, INTER ALIA, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such person against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

                  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him, and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

                  Article IX of the Certificate of Bylaws of the Company provides, among other things, that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and any appeal therein, whether civil, criminal, administrative, arbitrative or investigate (other than an action by or in the right of the Company) by reason of the fact that he or she is or was a director, officer, trustee, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, association, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, and any appeal therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                  The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and any appeal therein, and against amounts paid in settlement by or in the right of the Company to procure a judgment in its favor by reason of the fact he is or was a director, officer, trustee, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action, suit, or proceeding, and any appeal therein, and against amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; PROVIDED, HOWEVER, that no indemnification shall be made against expenses in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company or against amounts paid in settlement unless and only to the extent that there is a determination that despite the adjudication of liability or the settlement, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses or amounts paid in settlement.

                  Article IX also empowers the Company to purchase and maintain insurance to protect itself and its directors and officers, among other things, against any liability, regardless of whether or not the Company would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Bylaws.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


No person has been authorized to give any
information or to make any representation not
contained in this Prospectus in connection with                               NEW HAMPSHIRE THRIFT
the offer made by this Prospectus, and, if given                                 BANCSHARES, INC.
or made, such information or representation
must not be relied upon as having been
authorized by New Hampshire Thrift                                               168,950 SHARES
Bancshares, Inc.  Neither the delivery of this
Prospectus nor any sale made hereunder shall                                      COMMON STOCK
under any circumstances create an implication
that there has been no change in the affairs of                                 ($0.01 PAR VALUE)
New Hampshire Thrift Bancshares, Inc. since
the date hereof or that the information contained                  Offered or to be Offered by Certain Selling
in this Prospectus is correct as of any date                                      Shareholders
subsequent to the date of this Prospectus.  This                    of New Hampshire Thrift Bancshares, Inc.
Prospectus does not constitute an offer or a                               Following Their Acquisition
solicitation of an offer to buy any of the                               under the New Hampshire Thrift
securities offered hereby in any jurisdiction to                     Bancshares, Inc. 1996 Stock Option Plan
any person to whom it is unlawful to make such
offer in such jurisdiction.

                     TABLE OF CONTENTS
AVAILABLE INFORMATION.....................................2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........2
RISK FACTORS..............................................3
USE OF PROCEEDS...........................................5                        PROSPECTUS
DETERMINATION OF OFFERING PRICE...........................5
SELLING SECURITY HOLDERS..................................6
PLAN OF DISTRIBUTION .....................................6
LEGAL OPINIONS............................................7
EXPERTS...................................................7
INDEMNIFICATION OF DIRECTORS AND OFFICERS.................7                   DATED: July 14, 1997
